U. S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-SB

                              File No.: __________
                                CIK: ___________

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        WESTMONT VENTURE RESOURCES, INC.
                       ----------------------------------
                 (Name of Small Business Issuer in its charter)



DELAWARE                                          85-0473686
---------------------------                 --------------------------
State or other jurisdiction of               IRS Employer ID Number
incorporation or organization


                 NO.5 CALIENTE ROAD, SANTA FE, NEW MEXICO 87508
                -------------------------------------------------
               (Address of principal executive offices) (Zip Code)

        Issuer's telephone number: (505) (466)-2830) or (406) (370-3883)


           Securities to be registered under Section 12(b) of the Act:

 Title of Each Class                         Name of Each Exchange On Which
 to be So Registered                         Each Class is to be Registered
-------------------                         ------------------------------
  Not Applicable                                      Not Applicable

           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                              --------------------
                                (Title of class)

                                TABLE OF CONTENTS

                                     PART I
Item 1.           Business.................................................... 3
Item 2.           Management's Discussion and Analysis of Financial
                       Condition and Results of Operations....................13
Item 3.           Properties..................................................18
Item 4.           Security Ownership of Certain Beneficial Owners
                        and Management........................................18
Item 5.           Directors and Executive Officers of the Registrant..........20
Item 6.           Executive Compensation......................................25
Item 7.           Certain Relationships and Related Transactions..............27
Item 8.           Description of Securities...................................27

                                                     PART II

Item 1.           Market Price and Dividends on the Registrant's Common
                        Equity and Other Shareholder Matters..................30
Item 2.           Legal Proceedings...........................................31
Item 3.           Changes in and Disagreements with Accountants...............31
Item 4.           Recent Sales of Unregistered Securities.....................31
Item 5.           Indemnification of Directors and Officers...................34

                                    PART F/S

Financial Statements and Supplementary Data..................................F-1

                                    PART III

Item 1.          Index to Exhibits............................................36
Item 2.          Description of Exhibits......................................36

Signature Page................................................................36

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL

         THE FOLLOWING IS A SUMMARY OF SOME OF THE INFORMATION CONTAINED IN THIS DOCUMENT. UNLESS THE CONTEXT REQUIRES OTHERWISE, REFERENCES IN THIS DOCUMENT TO "WESTMONT VENTURE RESOURCES," WVR," OR THE "COMPANY" ARE TO WESTMONT VENTURE RESOURCES, INC. AND ITS SUBSIDIARIES.

ABOUT WESTMONT VENTURE RESOURCES, INC.

         WVR is a Delaware corporation that was established on September 9, 2000 with a charter to develop business opportunities for secure communications technologies which the Company acquired from other technology development companies. In early 2003 the Company commenced a process of re-structuring designed to spin-out its then existing technologies into a newly formed Investee company, namely ePaxsys, Inc. which is a Colorado corporation. The next action was the activation of Westmont Paradigm Consulting, Inc.

         The Company is a Business Development Services Company and has been a majority investor in a subsidiary which provides internet website hosting and related services to its clients. Prior to becoming a Business Development Services and Holding Company the subsidiary was consolidated.

         On January 1, 2006, the subsidiary was spun-off in an exchange with the minority shareholder in exchange for his minority interest in the Company. This resulted in the Company holding a 19.9% interest in the investment. On March 21, 2006, after reviewing the operations of the investment, the Company took an impairment loss.

         The Company has not achieved significant revenue and is a development stage company.

         The following provides an overview of the development services company and the current Investee companies:

1. WESTMONT PARADIGM CONSULTING, INC.

         Westmont Venture Resources, Inc. activated Westmont Paradigm Consulting, Inc. effective July 1, 2006 upon reaching agreement with Mr. John B. Longman, of Parker, Colorado to acquire a portion of his consulting services business. Mr. Longman possesses an extensive background as a management consultant and general manager for both private and public companies and governmental organizations. He has been either responsible for turning around businesses or to have participated as a team member in a number of successful turn around(s). He has taken companies to the next level of their corporate growth. He has participated in over 15 mergers and acquisitions, either as a team member or as the lead negotiator. In addition, he has valued over 20 companies for initial trading, hostile take over prevention and valuations preceding sales or lawsuit. Early in his career Mr. Longman managed a successful and profitable management-consulting firm based in Denver, Colorado, Management Design Associates.

         Mr. Longman possesses a Business Degree from Northwestern University and upon graduation joined Coopers and Lybrand, CPA's and subsequently Touche Ross CPA's before starting his own consulting firm. Mr. Longman has perfected a System of moving companies to the next level and that will be the operating model for the consulting subsidiary of Westmont. (See more detailed resume in the list of corporate management).

2. EPAXSYS, INC. DBA FRONT RANGE WEB SERVICES, LLC.

         ePaxsys, Inc. is a State of Colorado corporation, currently located in Colorado Springs, Colorado having assumed the former corporate name of WVR. The new company was formed for the express purpose of spinning-out all of the previous existing business activities and intellectual property of WVR which had acted as ePaxsys, Inc., a State of Delaware corporation. Effective January 1, 2004 Westmont spun off all of its then existing business activities and related assets and liabilities to ePaxsys, Inc. and as of January 1, 2007 holds only 19.9% of the equity of ePaxsys, Inc.

3. MONTASKA TECHNOLOGIES, INC.  DBA EMISSARY MEDICAL SYSTEMS INTERNATIONAL, INC.

         Utilizing its medical, academic and government connections, MontAska Technologies, Inc. under the direction Mr. Lawrence White, who possesses more than 35 years of senior management experience in health organizations, has identified emerging technologies that can solve healthcare delivery problems in difficult environments. The initial focus of MontAska is the production and marketing of specialized telemedicine applications in emergency medicine for both civilian and military settings and is in the final stages of several contracts for its products and services. Westmont has acquired an equity position in the company for providing services with an option to acquire an equal number of shares for a combination of services and an investment of $12,500.00. Westmont may pursue a larger equity position in this venture depending on the situation as it evolves.

4. OTHER INVESTEE PROJECTS.

         The Company and its Westmont Paradigm Consulting, Inc. subsidiary have entered into Due Diligence agreements with two (2) other firms which represent potential ownership positions for the Company. It is anticipated that negotiations with these firms will take place early in the 1st Quarter of 2007.

BUSINESS PLAN

         The Corporate Business Plan has been developed in conjunction with the re-structuring of the original Telemedix/ePaxsys corporation and the Charter of that entity to that of a Business Development Services and Holding Company operating as Westmont Venture Resources, Inc. ("WVR"). The first step in this process was the formation of a separate ePaxsys, Inc., a State of Colorado Corporation in which WVR now holds a 19.9% equity position.

         The second step, and the primary component of the corporate business strategy, is the activation of Westmont Paradigm Consulting, Inc., a State of Colorado corporation, which has reached an agreement with Mr. John B. Longman, Parker, Colorado to acquire a portion of his existing consulting business. It will be the focus of our Consulting subsidiary to generate increasing levels of contract services business while identifying equity ownership opportunities for the parent company.

         The third step in the corporate development strategy is to provide our long term investors and shareholders with a public market for their shares.

         The Board of Directors and Management intends to move forward with the public trading approval of the Company's common stock on the OTCBB and pursue a private placement of funds to adequately capitalize plans to support operating activities. The primary philosophy underlying the Corporate Business Plan is as follows:

         Westmont Venture Resources, Inc. ("WVR") intends to act as a "Consultant" and "Facilitator" for promising companies with an emphasis on potential profitability. A primary requirement for WVR involvement with a potential client company shall be the establishment of a Business Services Agreement with Westmont Paradigm Consulting, Inc.

         In determining what opportunities to pursue the Company will consider such factors as:

     A. What are the immediate prospects for the Client short-term and/or long-term;

     B.   Prospects  for  the  industry,  if  it  is  new  or  developing,   and
          opportunity for merger or acquisition;

     C. Are there advantages of public ownership such as Client's ability to raise funds and establish banking relationships;

     D. Would it be in the best interest of investors/shareholders to hold or sell the enterprise?;

     E.   Does the enterprise conform to WVR's basic acceptance criteria?;

     F. Initial decision of Management to continue the evaluation of the enterprise;

     G. Availability of WVR or other experienced management to work for equity position in the enterprise;

     H. Does viability study, size of market, profitability justify exposure of WVR capital?;

     I.   Is there a pilot operation and/or commitment to build or abandon?;

     J.   Does it need recapitalizing?; or

     K. Should the enterprise divest equity to WVR stockholders and enterprise management?

         WVR may participate if:

         1. The combined administrative, executive and technical experience of WVR's Board, Consulting Team, Professional Advisors and Associates that can contribute significantly to the enterprise.

         2. The enterprise is principally sales oriented and any production can be economically performed or subcontracted.

         3. WVR may provide management/consulting services obviating the cost burden for the Investee enterprises. If the project is in the research and development phase WVR will require consulting fees and expenses for its services.

         4. The enterprise has a low break-even point; that is, a small amount of sales will turn a negative capital drain into a profit.

         5. The enterprise has relatively small capital exposure to initially determine its viability and because of the low break-even point, does not require a large amount of risk capital in either the turn-around and/or the initial phase of operations.

         6. The enterprise has a large market, a large profit margin or, if successful, a large profit potential.

         Since the overall philosophy of the Company is oriented to diversification of investment opportunities WVR is organizationally structured to address all aspects of attracting, acquiring, developing, building, selling, qualifying for public or private offering, or divesting its holding interests by establishing the following services:

         1. Business opportunity analyses, technology transfer, licensing, merger and acquisition activities and related sale planning.

         2.  Strategic  planning,   organization,  and  management  of  Investee
companies through the Pilot Stage to revenue stage involving all aspects of general management.

         3. Investment analysis and evaluation, financing source research and selection, negotiate debt and equity financing, oversight of investments and on-going valuation, and structuring the Investee companies for public or private offerings.

         The primary operating strategy does not anticipate deriving substantial income from its Investee companies initially except through management and support fees to cover the Company's expenses, however, in the future the Company expects to profit by selective sales of Investee company shares held in the Company portfolio and consulting fees related to mergers or divestitures advised upon by the Company.

         Westmont Venture Resources, Inc. intends to devote its resources to the attraction, acquisition, creation, formation, development, and building of innovative business enterprises that appear to have sound growth and profitability potential with emphasis the Rocky Mountain, Southwest and Pacific Regions of the United States.

STATEMENT OF  FINANCIAL OBJECTIVES

         The primary focus of the Company shall be to achieve growth in equity and related asset value of Investee companies, and the secondary focus is achievement of sufficient earnings and cash flow from management and consulting services to sustain the long-term growth of the Company. The Company intends to own minority interests in the Investees, however, where deemed beneficial the Company will seek to acquire controlling interest in enterprises which would contribute significantly to earnings on a consolidated basis. The Company does not intend to become an Investment Company under the Investment Company Act of 1940.

         The Company has developed a Plan which is designed to develop the potential of its Investee companies through the selective application and control of working capital and resources. Secondarily the Company will market specialized services to generate an increasing level of consulting fees for the purpose of covering all internal operating costs and gradually producing net income.

INVESTEE DEVELOPMENT PROGRAMS

         The Company intends to attract sufficient capital from various investment sources to allow the Company to selectively make sources of working capital available to its Investee companies. This may take the form of a managed hedge fund or a loan capital pool which it may manage. The Company has issued dividend warrants to its existing shareholders accompanied by additional warrants designed to raise sufficient working capital for 24 months. These investments will be based on the stage of development the Pro Forma Business Plans, and the level of experience that WVR and its Advisory Board can bring to bear in assisting each Investee Company in reaching it target goals and objectives planned business development strategy which the Investee will pursue over the next 12 months:

         1. WESTMONT PARADIGM CONSULTING, INC. SUBSIDIARY.

         It shall be the intent of the Company to focus its resources on the development of its consulting services subsidiary and to utilize its board, management and advisory board members to facilitate a program of business development services designed initially to identify and qualify Investee candidates. Within this context the approach will be to selectively utilize these services to acquire equity ownership interest in viable candidates and negotiate consulting service agreements for fees. It shall be through this process that the Company will develop its specialization and investment portfolio.

         2.  EPAXSYS, INC.

         The Company will utilize its interest in this affiliate company to retain certain IT technology services and where feasible assist ePaxsys in developing an expanded customer base, and where appropriate the Company will encourage Investee companies to employ ePaxsys services.

         3.  MONTASKA TECHNOLOGIES, INC. DBA EMISSARY MEDICAL SYSTEMS, INC.

         The Company will provide MontAska with a wide range of services including, but not excluded to, strategic business and financial planning, licensing, sales and marketing and board participation.

 4.  OTHER INVESTEE PROGRAMS.

         Consistent with the Company's participation criteria the basic process shall involve due diligence activities before a potential Investee becomes a corporate client.

         The principal focus of WVR and its Consulting Subsidiary shall be on enterprises which are entering the market development phase or in which new ideas and/or new management can be infused in conjunction with certain common management services to achieve a pattern of sales and earning growth.

COMPETITION

         There are many competitors with greater resources and experience than WVR in the business of acquiring development stage companies and providing similar capital and services. It may be difficult for WVR to identify and acquire businesses because some of our competitors may have greater resources.

EMPLOYEES

             As of January 1, 2007 WVR and its subsidiaries had no full time employees. Three officers and directors provide certain services dedicated to current corporate and business development activities.

CAPITAL STRUCTURE
         WVR currently has 50,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share, authorized by the Company's articles of incorporation.

         As of January 8, 2007, the Company had 1,456,430 shares of WVR common stock issued and outstanding and no preferred stock issued and outstanding.

         There is currently no public trading market for WVR common stock.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

         All of the Company's revenues are presently derived from customers within the United States. All of the Company's assets are currently located in the United States.

ADMINISTRATIVE OFFICES

         The Company's principal offices are located at No.5 Caliente Road, Santa Fe, New Mexico 87508 and the telephone number is (505) (466)-2830) or
(406) (370-3883); and the fax number is (505) 466-1022. The Company currently does not pay monthly rent for the use of this office as it is the office of the Company's Chief Financial Officer, Richard G. Robinson.

                           FORWARD LOOKING STATEMENTS

         This prospectus includes forward-looking statements, including, without limitation, statements relating to WVR plans, strategies, objectives, expectations, intentions and adequacy of resources. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause WVR actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These factors include, among others, the following: ability of WVR to implement its business strategy; ability to obtain additional financing; WVR limited operating history; unknown liabilities associated with future acquisitions; ability to manage growth; significant competition; ability to attract and retain talented employees; and future government regulations; and other factors described in this prospectus or in other of WVR filings with the Securities and Exchange Commission. WVR is under no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS
                         RISKS RELATING TO WVR BUSINESS

LIMITED OPERATING HISTORY MAKES IT DIFFICULT FOR INVESTORS TO EVALUATE WVR BUSINESS AND PROSPECTS.

         Although WVR was formed in 2000, WVR is in the development stage because the Company has yet to develop functional operations. WVR is also subject to all of the risks inherent in attempting to expand a new business venture; such risks include, but are not limited to, the possible inability to profitably operate its existing business, its possible inability to fund working capital requirements and its possible inability to attract new clients that will have a positive effect on WVR operations. As a result, WVR may not be able to achieve a level of profitability that will provide a return on invested capital or that will result in a market for the Company's securities.

WVR MAY ACQUIRE OTHER BUSINESSES FROM THIRD PARTIES THAT COULD CAUSE WVR TO INCUR SIGNIFICANT EXPENSES AND COULD RESULT IN SIGNIFICANT LOSSES.

         As part of the WVR business strategy, the Company plans to pursue acquisitions in the future, some of which may represent businesses that are new to WVR or that represent a significant expansion of WVR current lines of business. WVR may not identify or complete these transactions in a timely manner, on a cost-effective basis or at all, and it may not realize the expected benefits of any acquisition or strategic alliance. Other companies, including those with substantially greater financial, sales and marketing resources, may compete with WVR for these strategic opportunities.

         Further, if WVR is successful in securing such opportunities, the product and service capabilities that WVR acquires may not be successful or may require significantly greater resources and investments than originally anticipated. In making such acquisitions, WVR may incur significant acquisition-related expenses, incur substantial debt and may assume unknown or contingent liabilities. In addition, WVR may enter markets in which it has no or limited prior experience. WVR may encounter difficulties integrating acquired personnel, operations, technologies or services. WVR may encounter difficulties managing the growth it expects to experience from the Company's acquisitions. WVR also may encounter unforeseen expenses, complications and delays, including difficulties in staffing and providing operational and management oversight. WVR could also experience negative effects on its reported results of operations from acquisition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets. To the extent WVR encounters problems with any future acquisitions WVR could be materially adversely affected.

WVR OPERATIONS MAY DECLINE DUE TO SIGNIFICANT COMPETITION IN THE INDUSTRIES IN WHICH THE COMPANY OPERATES.

         WVR faces significant competition and the Company may not be able to compete effectively. The business development services industries are highly competitive. WVR competes with many companies ranging from small start-up enterprises to national companies that are larger than WVR is and have access to greater financial, marketing, and other resources.

         The Company's failure to compete effectively could cause WVR to lose market share to its competitors and/or have a material adverse effect on the Company's revenues and profitability.

WVR QUARTERLY RESULTS MAY BE VOLATILE DUE TO FLUCTUATING MONEY MARKETS.

         The Company's ability to maintain or increase its borrowing capacity and to obtain additional capital on attractive terms is also to some extent dependent on certain market driven indices, including:

         o        the level of consumer and business demand

         o        domestic governmental regulations and other actions

         o        overall economic conditions

         Significant increases in interest rates would adversely affect WVR revenues, operating income and borrowing capacity and may require a reduction in the value of WVR mortgage service business.

THE COMPANY IS SUBJECT TO THE RISK OF POSSIBLY BECOMING AN INVESTMENT COMPANY.

         Due to the possibility that it may take equity options from consulting clients and/or invest the Company's own capital in consulting clients, WVR runs the risk of inadvertently becoming an investment company that is required to register under the Investment Company Act of 1940. Registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates.

         To avoid becoming an investment company, WVR will closely monitor the value of its investments and structure transactions with an eye toward the Investment Company Act. As a result, WVR may structure transactions in a less advantageous manner than if it did not have Investment Company Act concerns, or it may avoid otherwise economically desirable transactions due to those concerns. In addition, events beyond the Company's control, including significant appreciation or depreciation in the market value of certain of WVR holdings, could result in WVR inadvertently becoming an investment company.

         If it were established that WVR were an investment company, there would be a risk, among other material adverse consequences, that WVR could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, that WVR would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with WVR undertaken during the period it was established that WVR was an unregistered investment company.

RISKS RELATING TO THE COMPANY'S FINANCIAL CONDITION

IF WVR BUSINESS PLANS ARE NOT SUCCESSFUL, IT MAY NOT BE ABLE TO CONTINUE OPERATIONS AS A GOING CONCERN AND THE COMPANY'S SHAREHOLDERS MAY LOSE THEIR ENTIRE INVESTMENT IN WVR.

         As discussed in the Notes to Consolidated Financial Statements included in this registration statement, at September 30, 2006, WVR had accumulated deficit of approximately $(1,773,029) and a shareholders' equity of approximately $13,875. WVR had net losses of $92,742 for the year ended June 30, 2006.

         The Company's ability to continue as a going concern is dependent upon WVR generating cash flow sufficient to fund operations and effectively managing its operating expenses. The Company's business plans may not be successful in addressing these issues. If WVR cannot continue as a going concern, its shareholders may lose their entire investment in WVR.

IF WVR  CONTINUES  TO  INCUR  OPERATING  LOSSES,  IT MAY  HAVE  TO  CURTAIL  ITS
OPERATIONS.

         WVR has not generated profits from operations to date and it may continue to lose money for the foreseeable future. WVR may continue to incur losses and may never achieve or sustain profitability. If WVR cannot achieve positive cash flow through its planned operations, WVR may have to consider significant reductions in its operating activities or discontinue operations, potentially resulting in the loss of an investor's entire investment in WVR.

IN THE FUTURE WVR MAY NEED TO RAISE ADDITIONAL FUNDS THROUGH DEBT OR EQUITY FINANCING TO CONTINUE OPERATIONS.

         Management estimates that the Company's anticipated capital resources will be sufficient to fund WVR current operations for the next two years. In the future WVR may need to raise additional capital resources through the incurrence of debt or the issuance of equity in order to fund its working capital requirements and to make acquisitions and other investments. Such debt or equity financing may not be available to WVR on acceptable terms or at all. If WVR cannot raise the necessary capital resources it may not be able to grow its business or pay WVR accounts payable when they become due.

         If WVR raises funds through the issuance of debt or equity, any debt securities or preferred stock issued will have rights, preferences and privileges senior to those of holders of WVR common stock in the event of liquidation, and the terms of the debt securities may impose restrictions on WVR operations. If WVR raises funds through the issuance of equity, the issuance would dilute your ownership interest if an investor did not purchase additional equity in WVR at the time.

RISKS RELATED TO WVR COMMON STOCK

ADDITIONAL INFUSIONS OF CAPITAL MAY HAVE A DILUTIVE EFFECT ON INVESTMENT.

         To finance WVR planned operations it may sell additional shares of WVR stock. Any additional equity financing that WVR receives may involve substantial dilution to the Company's existing shareholders. WVR may also issue stock to acquire assets or businesses. In the event that any such shares are issued, the proportionate ownership and voting power of other shareholders will be reduced.

INVESTOR PROFITS, IF ANY, WILL LIKELY BE LIMITED FOR THE NEAR FUTURE.

         Because WVR does not anticipate paying any dividends in the near future, investors in WVR common stock probably will not derive any profits from their investment in WVR for the foreseeable future, other than through any price appreciation of WVR common stock. WVR incurred a net loss of $(92,742) for the year ended June 30, 2006 and continuing losses through September 30, 2006 of $(9,813). WVR may not be able to generate net profits and it is unlikely that the price of WVR common stock will appreciate if it continues to generate operating losses in the future. Thus, it is likely that investor profits, if any, will be limited for the near future.

WVR EXPECTS THAT ITS COMMON STOCK WILL TRADE ON THE OTC BULLETIN BOARD, WHICH MAY MAKE IT MORE DIFFICULT TO RESELL SHARES WHEN AND AT PRICES THE INVESTOR FINDS ATTRACTIVE.

         There is currently no public trading market for WVR common stock. WVR expects that its common stock will trade on the OTC Bulletin Board, which is an electronic quotation medium used by subscribing broker-dealers to reflect dealer quotations on a real-time basis. This over-the-counter market provides significantly less liquidity and regulatory oversight than the NASDAQ Stock Market. Securities that are thinly traded on the OTC Bulletin Board often experience a significant spread between the market maker's bid and asked prices. Therefore, prices for actual transactions in securities traded on the OTC Bulletin Board may be difficult to obtain and holders of WVR common stock may be unable to resell their shares when they want and at prices they find attractive.

SHARES THAT ARE ELIGIBLE FOR FUTURE SALE MAY HAVE AN ADVERSE EFFECT ON THE PRICE OF WVR COMMON STOCK.

         As of January 16, 2007, WVR had 1,456,430 shares of common stock outstanding of which may be tradable under Rule 144 of the Securities Act of 1933, if the Company stock is ever approved to trade in any venue.

         Sales of substantial amounts of common stock, or a perception that such sales could occur, and the existence of options to purchase shares of common stock at prices that may be below the then current market price of the common stock, could adversely affect the market price of WVR common stock. This could impair the Company's ability to raise capital through the sale of WVR equity securities and also could negatively affect the price that holders of WVR common stock receive for their shares.

WVR MAY RECEIVE OPTIONS, WARRANTS OR EQUITY SECURITIES OF DEVELOPMENT STAGE COMPANIES AS COMPENSATION WHICH MAY BE SUBJECT TO VOLATILE CHANGES IN VALUE.

         WVR may receive options, warrants or other equity securities from consulting clients as part of its compensation. The market for equity securities of development stage companies is very volatile and the value of such equity securities could decline significantly. Also, if WVR holds a significant block of shares in certain clients, it is uncertain if WVR could liquidate its position at an amount equal to the estimated fair value of those assets. Actual proceeds from the sale of the any equity securities may be significantly lower than the amount recorded on WVR balance sheets.

RISKS RELATED TO DILUTION CAUSED BY COMPENSATING WVR OFFICERS WITH WVR STOCK

THE COMPANY MAY, IN THE FUTURE, OFFER STOCK OPTIONS TO OFFICERS, THE EXERCISE OF WHICH FULLY VESTED OPTIONS WOULD RESULT IN SIGNIFICANT DILUTION OF THE INTERESTS OF A SHAREHOLDER.

         Frank D. Sularz, the Company's President, Chief Executive Officer and Chairman of the Board, currently does not hold a fully vested option to purchase any shares of WVR common stock nor does Richard G. Robinson, the Company's Chief Financial Officer, hold an option to purchase any shares of WVR common stock. The Company's board of directors can authorize the future issuance of shares of WVR common stock to compensate officers and employees without the prior consent of WVR shareholders, resulting in further dilution of the ownership interests of the existing shareholders.

RISKS RELATED TO THE COMPOSITION OF THE COMPANY'S BOARD OF DIRECTORS

ONE OF THE THREE DIRECTORS IS ALSO ONE OF WVR'S LARGEST SHAREHOLDERS WHOSE INTERESTS MAY NOT ALWAYS BE CONSISTENT WITH YOURS AS A SHAREHOLDER.

         As the beneficial owner of 18% directly and 21% indirectly through SVS Enterprises, Inc. of WVR's issued and outstanding common stock, Frank D. Sularz is one of the Company's largest shareholders. Mr. Sularz's interests as a shareholder may not be consistent with other shareholders. As Mr. Sularz is one of the Company's three directors, the possibility exists that because he is one of the Company's largest shareholders, he may not always act in a manner as a director that other shareholders may feel is consistent with their best interests.


ITEM  2.  MANAGEMENT'S   DISCUSSION  AND  ANALYSIS  OF  OPERATIONS  OR  PLAN  OF
OPERATIONS.

LIQUIDITY AND CAPITAL RESOURCES

RESULTS OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 2006 AND INTERIM THREE MONTH PERIOD ENDED SEPTEMER 30, 2006.

         The following discussion is intended to provide an analysis of the Company's financial condition and should be read in conjunction with WVR financial statements and the notes thereto set forth herein. The matters discussed in these sections that are not historical or current facts deal with potential future circumstances and developments. WVR actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below.

OVERVIEW

         WVR is in the business of identifying and acquiring interests in development stage companies by providing capital, consulting, personnel and other services, both internally and through outside sources. After developing acquired companies WVR may either sell its interests privately or publicly, or WVR may distribute its interests to WVR shareholders, or WVR may continue to hold its interests. WVR may also from time to time provide capital, consulting, personnel and other services, both internally and through the use of subcontractors, to development stage companies in which it has decided not to acquire interests.

CRITICAL ACCOUNTING POLICIES

         WVR has identified the policies below as critical to WVR business operations and the understanding of WVR results from operations. The impact and any associated risks related to these policies on the Company's business operations is discussed throughout Management's Discussion and Analysis of Financial Conditions and Results of Operations where such policies affect WVR reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 2 in the Notes to the Consolidated Financial Statements beginning on page F-1 of this document. Note that the Company's preparation of this document requires WVR to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of WVR financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

REVENUE RECOGNITION

         WVR follows very specific and detailed guidelines in measuring revenue; however, certain judgments may affect the application of WVR revenue policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause WVR operating results to vary significantly from quarter to quarter and could result in future operating losses.

REVENUES FROM BUSINESS DEVELOPMENT SERVICES

         Revenue from WVR business development services may be derived from time and materials contracts and is recognized as the work is completed. Revenue recognition for time and materials contracts is not significantly impacted by judgments and estimates. Within the business development division a small amount of the work is performed based on fixed price agreements. When this occurs the projects are generally of a short duration and revenue is recognized when the project is completed.

RESERVES FOR BAD DEBT

         WVR's policy on reserves for bad debt determines the timing and recognition of expenses. The Company follows guidelines that reserve based off of historical and account specific trends; however, certain judgments affect the application of WVR bad debt reserve policy. WVR receivables are recorded net of an allowance for doubtful accounts which requires management to estimate amounts due which may not be collected. This estimate requires consideration of general economic conditions, overall historical trends related to the Company's collection of receivables, customer specific payment history, and customer specific factors affecting their ability to pay amounts due. Management routinely assesses and revises its estimate of the allowance for doubtful accounts. As September 30, 2006 there were no trade accounts receivable, therefore there is no provision for bad debt as of this date.

GOODWILL AND INTANGIBLE ASSETS

         None: Not applicable.

PLAN OF OPERATION

         The fact that we were able to have certain officers, directors, lendors, as well as others convert approximately $66,529 in expenses incurred in behalf of, and /or made to the company and a $20,000 1-year loan in May, 2006 provided sufficient working capital to allow the Company to move conservatively move forward on the business plan.

         Dependent on the amount of such additional capital available to the Company, present plans to expand our consulting services business and seek additional equity investment to integrate other business entities which will contribute to revenue and earnings growth on a consolidated basis.

ONE YEAR BUDGET

Operation Budget
           Equipment                $ 5,000             2.5%
           Regulatory               $25,000            12.5%
           Training                 $ 5,000             2.5%

Subtotal                            $35,000            17.5%


           Salaries                 $25,000            12.5%
           Administrative           $20,000            10.0 %
           Legal                    $12,000             6.0%
           Consulting               $50,000            25.0%
           Accounting               $20,000            10.0%
           Marketing                $12,000             6.0%
           Rent                     $ 6,000             3.0%
           Travel & Ent.            $20,000            10.0%
                                ---------------    ------------
Total                             $ 200,000           100.0 %

RESULTS OF OPERATIONS FOR YEARS ENDED JUNE 30, 2006 AND 2005

         Revenues for the year ended June 30, 2006 were approximately $10,497, a decrease of approximately $11,148, or 51.4%, from revenues of $21,645 for the year ended June 30, 2005. The decrease was realized primarily as a result of a major systems failure at the ePaxsys, Inc. investee, an applications/managed services provider.

         General and administrative expenses for 2006 were approximately $60,716 a decrease of approximately $20,734 or 25%, from general and administrative expenses of approximately $81,495 in 2005. The decrease in general and administrative expenses was primarily realized through the reduction of WVR personnel and associated overhead expenses.

         Depreciation and amortization for the year ended June 30, 2006 was approximately $2,515 a decrease of 0.0% from approximately $2,526 in 2005. Almost all of the property, equipment, and software assets of WVR are fully depreciated. The depreciation and amortization amounts incurred in 2006 were primarily due to normal equipment life schedules.

         WVR recorded a net operating loss of approximately ($92,742) in 2006 versus net loss of approximately ($59,850) for 2005. The Company's basic and diluted loss per share was $0.135 in 2006 versus a basic and diluted loss per share of $0.115 in 2005.

THREE MONTHS ENDED SEPTEMBER 30, 2006

         Revenue for the three months ended September 30, 2006 was approximately $10,000 as compared to approximately $3,556 for the period ended September 30, 2005. This increase was largely due to a consulting services engagement.

         General and administrative expenses decreased approximately $3,362, or 15%, over general and administrative expenses of $22,586 for the three months ended September 30, 2005 to $19,224 in 2006.

         Depreciation and amortization for the three months ended September 30, 2006 decreased from approximately $629 recorded for the three months ended September 30, 2005 to approximately $0 for the same period in 2006.

         WVR recorded a net loss from operations of approximately $9,812 and an overall loss per share of approximately $0.001 for the three month period ended September 30, 2006. This compares to a net loss from operations of approximately $19,061 and an overall loss per share of approximately $0.01 recorded for the three months ended September 30, 2005.

LIQUIDITY AND CAPITAL RESOURCES

         From the Company's inception through September 30, 2006, WVR has funded its operations primarily from the following sources:

         o        Equity proceeds through private placements of WVR securities;

         o        Revenue generated from operations;

         o        Loans and lines of credit; and

         o        Sales of equity investments.

         Cash flow from operations has not historically been sufficient to sustain WVR operations without the above additional sources of capital. As of September 30, 2006, the Company had cash and cash equivalents of approximately $6,203 and a working capital deficit of approximately $6,126.

         Cash used in the Company's operating activities totaled $11,588 for the three months ended September 30, 2006. This was primarily as a result of expenditures for selling, general, and administrative expenses.

         Cash flow from investing activities during the three months ended September 30, 2006 was approximately $0.00. There were no shares of common stock or other instruments purchased.

         Cash provided by financing activities was approximately $5,000 for the three months ended September 30, 2006. This was primarily as result of funds received from a loan from a Director of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

         SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, was issued in May 2003 and requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Management believes the adoption of SFAS No. 150 had no material impact on its financial position or results of operations.

         The FASB issued Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others in November 2002 and FIN No. 46 Consolidation of variable Interest Entries, in January 2003, FIN No. 45 is applicable on a prospective basis for initial recognition and measurement provisions to guarantees issued after December 2002, however, disclosure requirements are effective immediately. FIN No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee and expands the required disclosures to be made by the guarantor about its obligation under certain guarantees that it has issued. The adoption of FIN No. 45 did not have a material impact on the Companies financial position or results of operations. FIN No. 46 requires that a company that controls another entity through interest other than voting interest should consolidate such controlled entity in all cases for interim periods beginning after June 15, 2003. The adoption of FIN No. 46 had no material impact on its financial position or results of operations.

         SFAS 123R applies to all awards granted after the required effective date (the beginning of the first interim or annual reporting period that begins after December 15, 2005) and to awards modified, repurchased, or cancelled after that date. As of the required effective date, all public entities that used the fair-value-based method for either recognition or disclosure under Statement 123 will apply this Statement using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards, for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of the retrospective application under which financial statements for prior periods adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123. As a result, beginning in WVR fiscal first quarter for 2006, WVR will adopt SFAS 123R and begin reflecting the stock option expense determined under fair value based methods in WVR income statements rather than a pro forma disclosure in the notes to the financial statements. WVR expects the effect of adopting SFAS 123R to be similar to the effect presented in the Company's pro forma disclosure related to SFAS 123.

                    QUANTITATIVE AND QUALITATIVE DISCLOSURES
                                ABOUT MARKET RISK

         WVR is exposed to the impact of interest rate changes and change in the market values of the Company's investments. Based on WVR's market risk sensitive instruments outstanding as of September 30, 2006, as described below, it has determined that there was no material market risk exposure to the Company's consolidated financial position, results of operations, or cash flows as of such date. WVR does not enter into derivatives or other financial instruments for trading or speculative purposes.

         INTEREST RATE RISK - At September 30, 2006 the Company's exposure to market rate risk for changes in interest rates relates primarily to its borrowings. WVR has not used derivative financial instruments in its credit facilities. A hypothetical 10% increase in the Prime rate would not be significant to the Company's financial position, results of operations, or cash flows.

         INVESTMENT RISK - In addition to the Company's investments in securities of ePaxsys, Inc., and Montaska Technologies, Inc. from time to time WVR will make investments in equity instruments in companies for business and strategic purposes. These investments, when held, are included in other long-term assets and are accounted for under the cost method since ownership is less than twenty percent (20%) and WVR does not assert significant influence.

         INFLATION - WVR does not believe that inflation will have a material impact on its future operations.

ITEM 3.  DESCRIPTION OF PROPERTY.


         WVR operations are principally located at the office of our Chief Financial Officer, Richard G. Robinson located at No. 5 Caliente Road, Santa Fe, New Mexico 87508. The Company does not currently pay monthly rent or fees for the use of this office and related facilities.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth information with respect to the beneficial ownership of WVR outstanding common stock by:

         o each person who is known by WVR to be the beneficial owner of five percent (5%) or more of WVR common stock;

         o WVR chief executive officer, its other executive officers, and each director as identified in the "Management -- Executive Compensation" section; and

         o all of the Company's directors and executive officers as a group.

         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants and convertible securities that are currently exercisable or convertible within 60 days of the date of this document into shares of WVR common stock are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The information below is based on the number of shares of WVR common stock that WVR believes was beneficially owned by each person or entity as of January 26, 2007.

                                                             NUMBER OF SHARES OF
                NAME AND ADDRESS                                 COMMON STOCK         PERCENT OF CLASS
            OF BENEFICIAL OWNER (1)                           BENEFICIALLY OWNED     BENEFICIALLY OWNED
--------------------------------------------------------- ------------------------ -----------------------
Frank D. Sularz, President, CEO, Treasurer and Director                   264,250                  18.78%
SVS Enterprises, Inc. (beneficially owned by Frank D.                     302,605                  21.51%
Sularz)
Richard H. Marmon, Executive Vice-President and Director                   97,167                   6.91%
Richard R. Robinson, CFO and Assistant Corporate                           10,417                   0.07%
Secretary
Santa Fe Business Solutions, LLC (Beneficially owned by
Richard G.                                                                 25,000                   1.18%
Robinson)
Alan R. Johnson, Secretary                                                 31,250                   2.22%
Robert J. McIntosh, Director                                               97,083                   6.90%
Michael A. Littman                                                         75,000                   5.33%
7609 Ralston Road
Arvada, Colorado 80002

All directors and executive officers as a group (five                     902,772                  64.17%
persons)
----------------

(1) Except as noted above the business address for all listed individuals or entities is No. 5 Caliente, Road, Santa Fe, New Mexico 87508

         Rule 13d-3 under the Securities Exchange Act of 1934 governs the determination of beneficial ownership of securities. That rule provides that a beneficial owner of a security includes any person who directly or indirectly has or shares voting power and/or investment power with respect to such security. Rule 13d-3 also provides that a beneficial owner of a security includes any person who has the right to acquire beneficial ownership of such security within sixty days, including through the exercise of any option, warrant or conversion of a security. Any securities not outstanding which are subject to such options, warrants or conversion privileges are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person. Those securities are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person. Included in this table are only those derivative securities with exercise prices that WVR believes have a reasonable likelihood of being "in the money" within the next sixty days.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The following table sets forth information as to persons who currently serve as WVR directors or executive officers, including their ages as of January 1, 2007.

NAME                     AGE     POSITION

Frank D. Sularz          72      President, CEO, Treasurer and
                                   Chairman of the Board
Richard H. Marmon        57      Executive Vice-President and Director
Richard G. Robinson      75      Chief Financial Officer and
                                   Corporate Secretary
Alan R. Johnson          59      Secretary
Robert J. McIntosh       58      Director

         WVR officers are elected by the board of directors at the first meeting after each annual meeting of WVR shareholders and hold office until their successors are duly elected and qualified under WVR bylaws.

         The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors absent any employment agreement. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

         The directors and officers of the Company will devote such time to the Company's affairs on an "as needed" basis, but no less than 20 hours per month. As a result, the actual amount of time, which they will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

BIOGRAPHICAL INFORMATION

         Management will devote minimal time to the operations of the Company, and any time spent will be devoted to screening and assessing and, if warranted, negotiating to acquire business opportunities.

         FRANK D. SULARZ is Chairman of the Board of Directors, CEO, President and Treasurer of the Corporation. He possesses over 40 years experience in engineering, sales, marketing, general management, business and corporate development and consulting with 11 years as founder and Chairman/President/CEO/Treasurer of Ximedix, Inc., a diversified medical and health safety products business development corporation. The previous 11 years he was the founder and Chairman/CEO/President and Treasurer of Exidyne, Inc., a NASDAQ listed diversified public company with several subsidiaries involved in environmental, health safety and computer products. The previous 15 years of his career he held various positions with the Boeing Airplane Company, Studebaker-Worthington, Westinghouse Electric, Becton, Dickinson & Company, Bio-Dynamics, and Boehringer-Mannheim GmBH. His primary specialization has been in building technology oriented ventures and companies. He possesses a B.S. Degree in Mechanical Engineering from the Indiana Institute of Technology with an emphasis on Industrial Management and has completed post graduate studies in Industrial Relations and Law at Seattle and Denver Universities and holds an Executive Program Masters Diploma from the Anderson School of Business at the University of New Mexico.

         RICHARD H. MARMON, Director and Executive Vice-President has been an independent consultant since 2002 after 27 years with Envirco Corporation with his last position as President after holding positions as Vice-President Technology Group/President International Operations, President International Marketing as well as having been a Principal owner and holding several other positions throughout his career with the company. He possesses diversified experience in developing and implementing business development and marketing programs for medical device, hospital, biotechnology, pharmaceutical, micro-electronic, aerospace semiconductor, engineering and architectural markets with 1,700 overseas and 3,000 domestic customers. He has chaired numerous task forces and committees, including the Board of Directors of Envirco Corporation, International Trade Council of New Mexico, American Biological Association and the Instititute of Environmental Sciences and Technology. He earned a B.S. Degree in Architecture from the University of New Mexico and has participated in many management training courses.

         RICHARD G. ROBINSON, CPA, Chief Financial Officer and Assistant Corporate Secretary. Mr. Robinson has specialized in accounting and information systems consulting for small and medium size enterprises for over 25 years. Prior to entering private practice he was a contract Systems Manager for an agency of the Imperial Iranian Government. Before entering into his current profession he served a distinguished career as a Commissioned Officer of the United States Air Force and retired with the rank of Major. During his career he served in Command and Staff positions with several high tech electronic and aerospace systems in which he received the AF Meritorious Service Medal and numerous other service medals. Mr. Robinson received his BBA degree from the University of Minnesota and his MBA from Thunderbird, The Garvin School of International Management. He also completed academic and professional research toward the PhD degree in International Economics at the University of Denver, Graduate School of International Studies.

         ALAN R. JOHNSON, Corporate Secretary. Mr. Johnson is in private practice as well as having been a General Counsel for a telecommunications company and has extensive experience with several companies in new business affairs, regulatory law, product development teams, copyright, trademark, licensing, mergers, acquisitions, joint-ventures and contracts with medical, consumer, and pharmaceutical companies. He possesses B.A. Degree in Pre-Law from Rutgers University, a J.D. Degree from Seton Hall University and is admitted to the Colorado and New Jersey Bars and is also a Licensed Colorado Real Estate Broker Associate and a Licensed Instructor in Law & Business.

         ROBERT J. MCINTOSH, Director, is the founder/owner of Enviro-Energy Solutions after recently resigning as a Group Manager responsible for specification and standards, design, supplier management, as well as development and vendor audit work to meet new or process requirements for Intel Corporation. Prior to his 17 years with Intel he held positions as Product Manager with Anatel Corporation, and Business Development Manager for Exidyne, Inc., and as an integral member of management through the period in which the Company completed an IPO and was listed on NASDAQ. During his time with Intel he was a Board Member of Glegg Water, Toronto, Canada when the company grew from $60 million to $120 million annual sales when it was purchased by General Electric in 2000. Mr. McIntosh holds a B.S. degree in Chemistry from Western State College, Gunnison, Colorado.

KEY EMPLOYEES

         JOHN LONGMAN, is the General Manager of Westmont Paradigm Consulting, Inc. He has over 40 years of business experience and 38 years experience as a Management Consultant and General Manager. Since January 2003, he has primarily worked as an inside consultant and officer/director to restructure three oil and gas companies. Two of those Companies are in Louisiana and one, Osprey Energy, Ltd., is based in Bridgewater, Nova Scotia, Canada. Mr. Longman is an Officer and Director of two of these Companies. Prior to being a Consultant specializing in restructure, Mr. Longman was Senior Vice President of Corporate Finance for two years for a small NASD Broker/Dealer, Harrison Douglas of Aurora Colorado. At HD, Mr. Longman assisted Companies in the "going public" process including two that became publicly traded, valuations for companies "going public", valuations for private companies needing financing or to satisfy a potential legal situation and numerous due diligence projects.

         The remainder of Mr. Longman's career has been as; President of a public company, Energy and Environmental Companies, Inc., two separate times. The last time was to turn it around, which was accomplished. Vice-President of a NASD Broker/Dealer (Harrison/Douglas from 2000 to 2002) which raised monies for a venture capital fund (Columbine Venture Capital Fund, Ltd.), real estate partnerships, R & D partnerships, venture capital for several companies and oil and gas partnerships. He was a Consultant to companies needing to turn around financially, including Tri-R Systems, Inc. of Denver, Colorado, Van Schaack Data Processing, Inc., Denver, Colorado and Systemation, Colorado Springs Colorado, all of which were restructured. Founder and President of a regional management consulting firm, Management Design Associates, Inc. This firm provided a wide variety and unique services to its clientele including turn around and next level consulting. The genesis of this firm was the "turn around" of a small local CPA Firm's failing consulting practice. Management consultant and Senior Accountant for Deloitte Touche, Certified Public Accountants, Denver, CO. Senior accountant for Waterhouse Coopers, Certified Public Accountants, Chicago and Denver, CO. Mr. Longman graduated from Northwestern University with a BSBA. Was a member of Beta Alpha Psi Honorary Fraternity. He passed the CPA exam in Colorado and for years was active in the Colorado Society of CPA's.

BOARD OF SCIENTIFIC AND BUSINESS ADVISORS

         FRANK S. ALLISON, former Executive V-P of the corporation, and currently President/CEO of Falcon Technology Services Group, Inc.; an affiliate of Westmont, with previous experience as Vice-President and Chief Operating Officer of Globalkey, a nationally recognized communications and electronics company where he was the architect and leader of the company's business plan for creating the world's standard for data communications security. He possesses a B.A. in Business.

         GREGORY L. PERKINS possesses an extensive background as a Advisory Board member with over 32 years in industry where he currently serves as president of three small businesses. He left a position which he held for eleven years as Vice-President, Operations of Semi-Tool, Inc. a public company which grew from $25 million to $193 million during his tenure. Prior to his time with Semi-Tool he held Senior Management positions with several companies. He holds
B. S. Degrees in Industrial Engineering and Commerce from Montana State University and a M.S. Degree in Management.

         W. LEE JOHNSON, a former Director who was an officer of a company from which the corporation acquired a portion of its technology in 2000 which has been transferred to the ePaxsys, Inc. affiliate. He possesses considerable experience in the computer and information technology industry having been an Engineering Division Manager for Hewlett Packard and subsequently founded Quantumation, Inc. a software company which he developed and sold. He also is still a part owner of a successful food products manufacturing company which he owned for over 20 years. He possesses a B.A. in Mathematics from the University of Colorado and an MBA from Santa Clara University.

         THOMAS T. SHISHMAN, the founder of Shishman & Associates, Inc. an environmental consulting group. He has 44 years experience in engineering, technical supervision and project and business management consulting. Prior to founding his own firm he was an officer of the CRS Group, Inc., AREA, Inc. and McClelland Management Services, Inc. He also worked for 13 years as a Member, Technical Staff at Sandia Laboratories and served in the US Army Corps as a Captain. Mr. Shishman made the transition from a research and development environment at Sandia Laboratories as Director of International Business for a major cleanroom products and services company. He possesses a BS Degree in Mechanical Engineering from the University of Notre Dame, MS Degrees in Mechanical and Nuclear Engineering from the University of New Mexico and a MBA from the same University.

ANNUAL MEETING

         The second annual meeting of WVR stockholders is expected to be held at a future date as soon as practicable after the filing of this registration statement. This will be an annual meeting of stockholders for the election of directors. The annual meeting will be held at the Company's principal office or at such other place as permitted by the laws of the State of Colorado and on such date as may be fixed from time to time by resolution of WVR board of directors.

COMMITTEES OF THE BOARD OF DIRECTORS

         WVR is managed under the direction of its board of directors. WVR's board of directors plans to establish an audit committee as soon as practicable. WVR is currently attempting to recruit one or more independent directors to serve on the board of directors and the audit committee, at least one of whom will qualify as an "audit committee financial expert" as defined in SEC regulations. The Company has no other committees.

AUDIT COMMITTEE

         WVR currently does not have an audit committee. When formed, the audit committee will be comprised solely of directors who are independent and financially literate, as required by the Securities Exchange Act of 1934, as amended, which WVR refers to as the Securities Exchange Act. At least one member of the committee will have accounting or related financial management expertise.

PREVIOUS "BLANK CHECK" OR "SHELL" COMPANY INVOLVEMENT

         Management of the Company has not been involved in prior private "blank-check" or "shell" companies.

CONFLICTS OF INTEREST

         The officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

CONFLICTS OF INTEREST - GENERAL.

         Certain of the officers and directors of the Company may be directors and/or principal shareholders of other companies and, therefore, could face conflicts of interest with respect to potential acquisitions. In addition, officers and directors of the Company may in the future participate in business ventures, which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. The Company's Board of Directors has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers or directors, or in which they or their family members own or hold a controlling ownership interest. Although the Board of Directors could elect to change this policy, the Board of Directors has no present intention to do so. In addition, if the Company and other companies with which the Company's officers and directors are affiliated both desire to take advantage of a potential business opportunity, then the Board of Directors has agreed that said opportunity should be available to each such company in the order in which such companies registered or became current in the filing of annual reports under the Exchange Act subsequent to January 1, 1997.

         The Company's officers and directors may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by the Company's officers and directors which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to the Company's officers and directors to acquire their shares creates a potential conflict of interest for them in satisfying their fiduciary duties to the Company and its other shareholders. Even though such a sale could result in a substantial profit to them, they would be legally required to make the decision based upon the best interests of the Company and the Company's other shareholders, rather than their own personal pecuniary benefit.

ITEM 6.  EXECUTIVE COMPENSATION.

         The following table sets forth the fact that no officer received compensation during the last three fiscal years. The following table sets forth this information by WVR, including salary, bonus and certain other compensation to the Company's Chief Executive Officer and named executive officers for the past three fiscal years.

----------------- ------- ------------------------------------------ -------------------------------------------------------------
                                     ANNUAL COMPENSATION                                LONG-TERM COMPENSATION
                                                                                 AWARDS                        PAYOUTS
----------------- ------- ----------- ------------ ----------------- ------------- ----------------- ----------- -----------------

    NAME AND                                                          RESTRICTED      SECURITIES
   PRINCIPAL                                         OTHER ANNUAL       STOCK         UNDERLYING       LTIP         ALL OTHER
    POSITION       YEAR   SALARY ($)     BONUS       COMPENSATION      AWARD(S)    OPTIONS/SARS (#)   PAYOUTS      COMPENSATION
                                          ($)            ($)             ($)                            ($)            ($)

----------------- ------- ----------- ------------ ----------------- ------------- ----------------- ----------- -----------------
Frank D.          2006        $0          $0              $0              $0              0              $0             $0
Sularz, CEO,
President &
Treasurer         2005        $0          $0              $0              $0              0              $0             $0
                  2004        $0          $0              $0              $0              0              $0             $0
----------------- ------- ----------- ------------ ----------------- ------------- ----------------- ----------- -----------------
Richard G.        2006        $0          $0              $0              $0              0              $0             $0
Robinson, CFO &
Assistant
Corporate
Secretary         2005        $0          $0              $0              $0              0              $0             $0
                  2004        $0          $0              $0              $0              0              $0             $0
----------------- ------- ----------- ------------ ----------------- ------------- ----------------- ----------- -----------------
Richard H.        2006        $0          $0              $0              $0              0              $0             $0
Marmon,
Executive
Vice-President    2005        $0          $0              $0              $0              0              $0             $0
                  2004        $0          $0              $0              $0              0              $0             $0
----------------- ------- ----------- ------------ ----------------- ------------- ----------------- ----------- -----------------
Alan R.           2006        $0          $0              $0              $0              0              $0             $0
Johnson,
Secretary         2005        $0          $0              $0              $0              0              $0             $0
                  2004        $0          $0              $0              $0              0              $0             $0
----------------- ------- ----------- ------------ ----------------- ------------- ----------------- ----------- -----------------


                    OPTION/SAR GRANTS IN THE LAST FISCAL YEAR

         There was no grant of stock options to the Chief Executive Officer and other named executive officers during the fiscal year ended June 30, 2006 and through September 30, 2006. The market value of the Company's common stock as of January 26, 2007 was indeterminate as it is not quoted in any market.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

         Not applicable.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The WVR board of directors in its entirety acts as the compensation committee for WVR. Mr. Sularz is the Chief Executive Officer and Chairman of the Company.

STOCK OPTION PLAN

         The Company intends to adopt an incentive stock option plan pursuant to which the board of directors may grant options to purchase up to 150,000 shares of the Company's common stock to key employees, consultants and others. The plan will provide for the grant of incentive stock options with an exercise price of not less than the fair market value on the date of the grant as determined by the board of directors and will expire no later than the tenth anniversary of the date of grant.

DIRECTOR COMPENSATION

         The Company does not pay any Directors fees for meeting attendance. An Audit Committee has yet to be established therefore no compensation has been paid for this function.

LIMITATION ON LIABILITY AND INDEMNIFICATION

         WVR is a Delaware corporation. Section 242 of the Delaware General Corporation Law (DGCL) provides that the articles of incorporation of a Delaware corporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except that any such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) acts specified in Section 222 (concerning unlawful distributions), or (iv) any transaction from which a director directly or indirectly derived an improper personal benefit. WVR articles of incorporation contain a provision eliminating the personal liability of directors to WVR or WVR shareholders for monetary damages to the fullest extent provided by the DGCL.

         Section 242 of the DGCL provides that a Delaware corporation must indemnify a person who was wholly successful, on the merits or otherwise, in defense of any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (a "Proceeding"), in which he or she was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the Proceeding, unless such indemnity is limited by the corporation's articles of incorporation. WVR articles of incorporation do not contain any such limitation.

         Section 242 of the DGCL provides that a Delaware corporation may indemnify a person made a party to a Proceeding because the person is or was a director against any obligation incurred with respect to a Proceeding to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) or reasonable expenses incurred in the Proceeding if the person conducted himself or herself in good faith and the person reasonably believed, in the case of conduct in an official capacity with the corporation, that the person's conduct was in the corporation's best interests and, in all other cases, his or her conduct was at least not opposed to the corporation's best interests and, with respect to any criminal proceedings, the person had no reasonable cause to believe that his or her conduct was unlawful. The Company's articles of incorporation and bylaws allow for such indemnification. A corporation may not indemnify a director in connection with any Proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or, in connection with any other Proceeding charging that the director derived an improper personal benefit, whether or not involving actions in an official capacity, in which Proceeding the director was judged liable on the basis that he or she derived an improper personal benefit. Any indemnification permitted in connection with a Proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with such Proceeding.

         Under Section 242 of the DGCL, unless otherwise provided in the articles of incorporation, a Delaware corporation may indemnify an officer, employee, fiduciary, or agent of the corporation to the same extent as a director and may indemnify such a person who is not a director to a greater extent, if not inconsistent with public policy and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract. WVR articles of incorporation provide for indemnification of directors, officers, employees, fiduciaries and agents of WVR to the full extent permitted by Delaware law.

         WVR articles of incorporation also provide that WVR may purchase and maintain insurance on behalf of any person who is or was a director or officer of WVR or who is or was serving at the request of WVR as a director, officer or agent of another enterprise against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not WVR would have the power to indemnify him or her against such liability.

                      EQUITY COMPENSATION PLAN INFORMATION

         The Company has not established an equity compensation plan or Incentive Stock Option Plan.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Mr. Sularz, relatives and SVS Enterprises, Inc. (a family holding company) collectively hold 573,203 shares representing 40% of the issued and outstanding common stock of the Company as of January 26, 2007.


ITEM 8.  DESCRIPTION OF SECURITIES.

AUTHORIZED CAPITAL STOCK

         The Company's authorized capital stock consists of 10,000,000 shares of preferred stock, no par value per share, and 50,000,000 shares of common stock, no par value per share. As of January 26, 2007 1,456,430 shares of WVR common stock were issued and outstanding.

COMMON STOCK

         The holders of WVR common stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Company's board of directors with respect to any series of preferred stock, the holders of WVR common stock possess all voting power. WVR articles of incorporation do not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of WVR preferred stock created by WVR board of directors from time to time, the holders of common stock are entitled to dividends, if any, as may be declared from time to time by WVR board of directors from funds available therefore and upon liquidation are entitled to receive pro rata all assets available for distribution to such holders. For a more complete discussion of WVR dividend policy, please see "Dividend Policy."

         The holders of WVR common stock have no preemptive rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which WVR may designate and issue in the future.

PREFERRED STOCK

         A total of 10,000,000 shares of Preferred Stock are authorized in the Articles of Incorporation. No preferred stock is currently outstanding. WVR articles of incorporation authorizes the Company's board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series, including:

         o        the designation of the series;

         o the number of shares of the series, which number the Company's board of directors may thereafter, except where otherwise provided in the applicable certificate of designation, increase or decrease, but not below the number of shares then outstanding;

         o        the rate of the dividend;

         o the redemption rights and price or prices, if any, for shares of the series;

         o the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

         o the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of WVR affairs;

         o whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of WVR or any other corporation, and, if so, the specification of that other class or series or other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which the shares will be convertible or exchangeable and all other terms and conditions upon which the conversion or exchange may be made;

         o restrictions on the issuance of shares of the same series or of any other class or series;

         o        the voting rights; and

         o any other relative rights, preferences and limitations of the series.

         No classes or Series of Preferred Stock are currently authorized.

         WVR believes that the ability of its board of directors to issue one or more series of WVR preferred stock will provide WVR with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. The authorized shares of WVR preferred stock, as well as shares of WVR common stock, will be available for issuance without further action by WVR stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which WVR securities may be listed or traded. If the approval of WVR stockholders is not required for the issuance of shares of WVR preferred stock or WVR common stock, WVR board of directors may determine not to seek stockholder approval.

         Although WVR board of directors has no intention at the present time of doing so, it could issue a series of WVR preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Company's board of directors will make any determination to issue shares that may have such an effect based on its judgment as to the best interests of the Company and WVR stockholders. WVR board of directors, in so acting, could issue WVR preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the Company's board of directors, including a tender offer or other transaction that some, or a majority, of WVR stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

COMMON STOCK PURCHASE WARRANT -

         On March 31, 2006 ratified by shareholders on July 1, 2006 WVR granted callable common dividend stock purchase warrants representing the right to purchase 521,620 shares of WVR common stock pro rata to shareholders at a purchase price of $0.25 per share for a period of time expiring 30 days after the date of call. If the warrants are exercised within the 30 day expiration period the company will grant an equal number of callable common dividend stock purchase warrants to those exercised at $0.50 per share for a period of one year from the date of the grant. The exercise price and number of shares is subject to adjustment if (i) the Company should pay a dividend in shares of WVR capital stock or other equity, (ii) subdivide WVR outstanding shares of common stock (a forward split), (iii) consolidate or combine WVR outstanding common stock into a smaller number of shares (reverse split), (iv) in some other manner reclassify WVR shares of common stock, or (v) there is a change of control event involving WVR.

         The Company has agreed to register the resale of the common stock underlying the warrant(s) on any registration statement filed by the Company. The Company has agreed to pay all expenses of the registration statement; however, each investor will be responsible for paying any commissions or expenses related to the sale of his or her securities. The Company agrees to maintain the effectiveness of the registration statement with respect to the selling shareholders for a period twelve (12) months or such longer periods as may be permitted by the Securities Act of 1933, as amended.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for WVR common stock is Mountain Share Transfer Company, of Broomfield, Colorado.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

         There is currently no public trading market for the common stock. The Company intends to apply for a symbol to trade on the OTC Bulletin Board.

HOLDERS

         There are approximately 141 holders of record of WVR common stock as of January 26, 2007.

DIVIDEND POLICY

         Holders of WVR common stock are entitled to receive such dividends as may be declared by WVR board of directors. WVR has not declared or paid any dividends on WVR common shares and it does not plan on declaring any dividends in the near future. WVR currently intends to use all available funds to finance the operation and expansion of its business.

SHARES ELIGIBLE FOR FUTURE SALE

         WVR currently has 1,456,430 shares of common stock outstanding. A current shareholder who is an "affiliate" of WVR, defined in Rule 144 as a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, WVR, will be required to comply with the resale limitations of Rule 144. Of these shares a total of 1,406,822 shares have been held for 1 year or more and are eligible for resale under Rule 144. Sales by affiliates will be subject to the volume and other limitations of Rule 144, including certain restrictions regarding the manner of sale, notice requirements, and the availability of current public information about WVR. The volume limitations generally permit an affiliate to sell, within any three month period, a number of shares that does not exceed the greater of one percent of the outstanding shares of common stock or the average weekly trading volume during the four calendar weeks preceding his sale. A person who ceases to be an affiliate at least three months before the sale of restricted securities beneficially owned for at least two years may sell the restricted securities under Rule 144 without regard to any of the Rule 144 limitations.

ITEM 2.  LEGAL PROCEEDINGS

         WVR anticipates that WVR and its subsidiaries will from time to time become subject to claims and legal proceedings arising in the ordinary course of business. It is not feasible to predict the outcome of any such proceedings, and WVR cannot assure you that their ultimate disposition will not have a material adverse effect on WVR business, financial condition, cash flows or results of operations.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

COMMON STOCK PURCHASE WARRANTS EXERCISED

         On March 31, 2006 ratified by shareholders July 1, 2006, WVR granted callable common stock purchase warrants representing the right to purchase 521,620 shares respectively of WVR common stock pro rata to shareholders at a purchase price of $0.25 per share for a period of time expiring 30 days after the date of call. The exercise price and number of shares is subject to adjustment if (i) the Company should pay a dividend in shares of WVR capital stock or other equity, (ii) subdivide WVR outstanding shares of common stock (a forward split), (iii) consolidate or combine WVR outstanding common stock into a smaller number of shares (reverse split), (iv) in some other manner reclassify WVR shares of common stock, or (v) there is a change of control event involving WVR.

-------------------------------------- -------------- --- ----------------- -- -------------------- --- -----------------------
          NAME AND ADDRESS                 DATE            DOLLAR AMOUNT        NUMBER OF SHARES            DATE DEPOSITED
                                                                ($)            ALL PRICED @ $0.25
                                                                                       EA
-------------------------------------- -------------- --- ----------------- -- -------------------- --- -----------------------
Amann, C. Beryl of Jill                     12/13/06               $260.50                   1,042                  12/27/2006
3713 Brookfield Lane
Pueblo, CO 81005
-------------------------------------- -------------- --- ----------------- -- -------------------- --- -----------------------
Cobb, Paul E of Martha
11480 E. Twin Hills Trail
Tucson, AZ 78425                            12/23/06                $52.00                     208                  12/27/2006
-------------------------------------- -------------- --- ----------------- -- -------------------- --- -----------------------
Davis, Darin or Lisa
7427 Tricia N.E.
Albuquerque, NM 87113                       12/01/06               $260.50                   1,042                  12/19/2006
-------------------------------------- -------------- --- ----------------- -- -------------------- --- -----------------------
Dawes, George A. or Garnita
107 W. Cheyenne Rd., # 502
Colorado Springs, CO 80906                  12/15/06             $1,794.25                   7,177                  12/27/2006
-------------------------------------- -------------- --- ----------------- -- -------------------- --- -----------------------
Hanks Family Trust
3314 Hudson Court
Pleasonton, CA 94588                        12/02/06               $500.00                   2,000                  12/19/2006
-------------------------------------- -------------- --- ----------------- -- -------------------- --- -----------------------
Harlow, Arthur A.
1130 Wall Street
Spokane, WA 99204                           12/27/06             $1,083.25                   4,333                   1/18/2007
-------------------------------------- -------------- --- ----------------- -- -------------------- --- -----------------------
Lawrence, Charles or Linda
P.O. Box 870
Corrales, NM 87048                          12/14/06               $260.50                   1,042                  12/19/2006
-------------------------------------- -------------- --- ----------------- -- -------------------- --- -----------------------
Leiman, Kenneth
115 Nueva Lane
Casa Grande, AZ 85222                       01/03/07             $1,500.00                   6,000                    1/5/2007
-------------------------------------- -------------- --- ----------------- -- -------------------- --- -----------------------
Marmon, Richard * 1106 Madison N.E.
Albuquerque, NM 87110                       12/13/06             $5,040.00                  20,160                  12/13/2006
-------------------------------------- -------------- --- ----------------- -- -------------------- --- -----------------------
Sularz, Jeffrey or Melanie
631 Maple Court
Santa Maria, CA 93454                       12/09/06               $807.00                   3,228                  12/19/2006
-------------------------------------- -------------- --- ----------------- -- -------------------- --- -----------------------
Visintainer, Lisa or Stephen
2003 33rd Avenue South
Seattle, WA 98144                           01/03/07               $634.50                   2,538                   1/18/2007
-------------------------------------- -------------- --- ----------------- -- -------------------- --- -----------------------
Weddle, Dale E.                             11/30/06               $260.50                   1,042                   12/5/2006
10012 Betts Dr. N.E.
Albuquerque, NM 87112
-------------------------------------- -------------- --- ----------------- -- -------------------- --- -----------------------
Total                                                           $12,453.00                  49,812
-------------------------------------- -------------- --- ----------------- -- -------------------- --- -----------------------

* Marmon converted a $5,000.00 note plus accrued interest of $40.00 to common stock.

List of Shares purchased between January 1, 2005 and December 31, 2006

NAME                                     SHARES        DATE       PRICE/SHARE        TOTAL PRICE            PAYMENT METHOD
----                                     ------        ----       -----------        ------------         -----------------
Alan R. Johnson                          25,000        5/6/06        $0.001               $250.00                     Cash
P.O. Box 723
Monument, CO 80132

W. Lee Johnson                           19,232       6/30/06        $0.250             $4,833.00          Debt Conversion
1510 Oak Hills Drive
Colorado Springs, CO 80919

Michael A. Littman                       75,000       4/16/06        $0.067             $5,000.00                     Cash
7609 Ralston Road
Arvada, CO 80002

Richard H. Marmon                        75,000       5/10/06        $0.001               $750.00                     Cash
1106 Madison N.E.
Albuquerque, NM 87110

Robert J. McIntosh                       75,000       4/16/06        $0.001               $750.00          Debt Conversion
14300 N.E. 20th Ave.
Vancouver, WA 98686

Santa Fe Business                        25,000       4/16/06        $0.001               $250.00          Debt Conversion
Solutions, LLC
No. 5 Caliente Rd.
Santa Fe, NM 87508

Frank D. Sularz                          200,000      4/16/06        $0.001             $2,000.00          Debt Conversion
2148 Blue Slide Rd.
Thompson Falls, MT 59873

Frank D. Sularz                          27,856       6/30/06        $0.250             $6,964.00          Debt Conversion
2148 Blue Slide Rd.
Thompson Falls, MT 59873

SVS Enterprises, Inc.                    166,700      4/16/06        $0.001             $1,667.00          Debt Conversion
2148 Blue Slide Rd.
Thompson Falls, MT 59873

SVS Enterprises, Inc.                    122,854      6/30/06        $0.250             $30,961.00         Debt Conversion
2148 Blue Slide Rd.
Thompson Falls, MT 59873

C-E Westwood, Inc.                       62,496       6/30/06        $0.250             $15,624.00         Debt Conversion
502. N. Division Street
Carson City, NV 85600

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Westmont Venture Resources, Inc. is a Delaware corporation. Section 252 of the Delaware General Corporation Law (DGCL) provides that the articles of incorporation of a Delaware corporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except that any such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) acts specified in
Section 7-108-403 (concerning unlawful distributions), or (iv) any transaction from which a director directly or indirectly derived an improper personal benefit. The Company's articles of incorporation contain a provision eliminating the personal liability of directors to WVR or WVR shareholders for monetary damages to the fullest extent provided by the DGCL.

         Section 242 of the DGCL provides that a Delaware corporation must indemnify a person who was wholly successful, on the merits or otherwise, in defense of any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (a "Proceeding"), in which he or she was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the Proceeding, unless such indemnity is limited by the corporation's articles of incorporation. The Company's articles of incorporation do not contain any such limitation.

         Section 242 of the DGCL provides that a Delaware corporation may indemnify a person made a party to a Proceeding because the person is or was a director against any obligation incurred with respect to a Proceeding to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) or reasonable expenses incurred in the Proceeding if the person conducted himself or herself in good faith and the person reasonably believed, in the case of conduct in an official capacity with the corporation, that the person's conduct was in the corporation's best interests and, in all other cases, his or her conduct was at least not opposed to the corporation's best interests and, with respect to any criminal proceedings, the person had no reasonable cause to believe that his or her conduct was unlawful. The Company's articles of incorporation and bylaws allow for such indemnification. A corporation may not indemnify a director in connection with any Proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or, in connection with any other Proceeding charging that the director derived an improper personal benefit, whether or not involving actions in an official capacity, in which Proceeding the director was judged liable on the basis that he or she derived an improper personal benefit. Any indemnification permitted in connection with a Proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with such Proceeding.

         Under 242 of the DGCL, unless otherwise provided in the articles of incorporation, a Delaware corporation may indemnify an officer, employee, fiduciary, or agent of the corporation to the same extent as a director and may indemnify such a person who is not a director to a greater extent, if not inconsistent with public policy and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract. The Company's articles of incorporation provide for indemnification of directors, officers, employees, fiduciaries and agents of WVR to the full extent permitted by Delaware law.

         WVR articles of incorporation also provide that WVR may purchase and maintain insurance on behalf of any person who is or was a director or officer of WVR or who is or was serving at the request of WVR as a director, officer or agent of another enterprise against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not WVR would have the power to indemnify him or her against such liability.

                                    PART F/S


Audited Financial Statements
 for the year ended June 30, 2006                   -Pages F-1 through F-12

Unaudited  Financial  Statements for
the period ended  September 30, 2006                -Pages F-13 through F-20

                        Westmont Venture Resources, Inc.

                          Audited Financial Statements
                                  June 30, 2006

                        WESTMONT VENTURE RESOURCES, INC.

                              FINANCIAL STATEMENTS
                                  JUNE 30, 2006

                                TABLE OF CONTENTS

                                                               PAGE

Independent Auditor's Report                                   F-1

Financial Statements
     Balance Sheets                                            F-2
     Statements of Operations                                  F-3
     Statements of Stockholders' Equity                        F-4
     Statements of Cash Flows                                  F-5

Notes to Financial Statements                                  F-7 - F-12

                           Larry O'Donnell, CPA, P.C.
Telephone (303) 745-4545                                2228 South Fraser Street
                                                                          Unit 1
                                                         Aurora, Colorado  80014


                          Independent Auditor's Report

Board of Directors
Westmont Venture Resources, Inc.

I have audited the accompanying balance sheet of Westmont Venture Resources, Inc. as of June 30, 2006 and the related statements of operations, stockholders' equity and cash flows for the two years then ended and the period from inception (September 8, 2000) to June 30, 2006. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.


I conducted my audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westmont Venture Resources, Inc. as of June 30, 2006 and the results of its operations and cash flows for the two years then ended and the period from inception (September 20, 2000) to June 30, 2006 in conformity with generally accepted accounting principles in the United States of America.



/s/Larry O'Donnell

August 29, 2006





                                      -F-1-

                        WESTMONT VENTURE RESOURCES, INC.
                                 BALANCE SHEETS
                                  JUNE 30, 2006

                                     Assets
Current assets
    Cash                                                                            $      17,792
                                                                                    -------------

         Total current assets                                                              17,792
                                                                                    -------------

                                                                                    $      17,792
                                                                                    =============

                      Liabilities and Stockholders' Equity
Current liabilities
     Accounts payable                                                               $       9,105
     Note payable                                                                          25,000
                                                                                    -------------

          Total current liabilities                                                        34,105
                                                                                    -------------

Stockholders' equity
Preferred stock, no par value, authorized
     10,000,000 shares, none issued and outstanding
Common stock, no par value, authorized
     50,000,000 shares, issued and outstanding
     1,406,822 shares                                                                   1,756,716
Accumulated deficit                                                                    (1,773,029)
                                                                                    -------------

                                                                                          (16,313)
                                                                                    -------------

                                                                                    $      17,792
                                                                                    =============









                       See Notes to Financial Statements.
                                      -F-2-

                        WESTMONT VENTURE RESOURCES, INC.
                            STATEMENTS OF OPERATIONS
                       YEARS ENDED JUNE 30, 2006 AND 2005
               AND INCEPTION (SEPTEMBER 20, 2000) TO JUNE 30, 2006

                                                                                        Inception
                                                                                   (September 8, 2000)
                                                       2006             2005         to June 30, 2006
                                                   -----------     -------------     ------------
Revenues                                           $    10,497     $      21,645     $    203,685

Operating expenses                                      60,761            81,495        1,682,506
                                                   -----------     -------------     ------------

         Income (loss) from
            operations                                 (50,564)          (59,850)      (1,478,821)

Impairment loss                                        (40,000)                          (290,000)
Other income                                                                                3,405
Other expense                                                                              (3,002)
Interest expense                                        (2,478)                            (4,611)
                                                   ------------    -------------     ------------


Net loss                                           $   (92,742)    $     (59,850)    $ (1,773,029)
                                                   =============   =============     ============

Basic and diluted loss per share                   $     (.135)    $       (.115)    $     (3.296)
                                                   =============   =============     ============

Weighted average number of
     common shares outstanding                         688,000           520,000          538,000
                                                   =============   =============     ============









                       See Notes to Financial Statements.
                                      -F-3-

                        WESTMONT VENTURE RESOURCES, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                      PERIODS ENDED JUNE 30, 2006 AND 2005
               AND INCEPTION (SEPTEMBER 20, 2000) TO JUNE 30, 2006

                                        Common Stock                 Additional        Accumulated
                                  Shares            Amount        Paid in Capital       Deficit
                             ---------------       ------------     -------------      -----------
Issuance of common
    stock for cash                   264,953        $      265     $     437,235       $
Issuance of common
    stock for services               110,222               110           215,965
Contribution of
    Intellectual  property                                               250,000
Net loss for the year                                                                    (654,185)
                             ---------------       ------------     -------------      ------------
Balance,  June 30, 2001              404,171               315           903,200         (654,185)
Issuance of common
     stock for cash                    5,208                 5            24,995
Issuance of common
    stock for services                78,594                79           377,014
Net loss for the year                                                                    (428,112)
                             ---------------       ------------     -------------      ------------
Balance,  June 30, 2002         478,973  459         1,305,209        (1,082,297)
Issuance of common
     stock for services               53,288                53           309,016
Net loss for the year                                                                    (278,935)
                             ---------------       ------------     -------------      ------------
Balance, June 30, 2003               541,261               512         1,614,225       (1,361,232)
Issuance of common
      Stock for investment             8,333                 8            39,992
Net loss for the year                                                                    (259,205)
                             ---------------       ------------     -------------      ------------
Balance, June 30, 2004               549,594               520         1,654,217       (1,620,437)
Issuance of common
       Stock for cash                  1,042                 1             4,999
Contributed capital                                                       29,450
Net loss for the year                                                                     (59,850)
                             ---------------       ------------     -------------      ------------
Balance, June 30, 2005               550,636               521         1,688,666      $(1,680,287)
Convert par value stock
       To no par value stock                         1,688,666        (1,688,666)
Issuance of common stock
       For debt                      756,186            66,529
Issuance of common stock
      For cash                       100,000             1,000
Net loss for the year                                                                     (92,742)
                             ---------------       ------------     -------------      ------------

Balance, June 30, 2006             1,406,822       $ 1,756,716      $                 $(1,773,029)
                             ===============       ============     =============      ============


                     See the Notes to Financial Statements.
                                     -F-4-

                        WESTMONT VENTURE RESOURCES, INC.
                            STATEMENTS OF CASH FLOWS
                       YEARS ENDED JUNE 30, 2006 AND 2005
               AND INCEPTION (SEPTEMBER 20, 2000) TO JUNE 30, 2006


                                                                                       Inception
                                                                                  (September 8, 2000)
                                                   2006                  2005       to June 30, 2006
                                                   -------------     -------------   ---------------
Cash flows from operating activities
     Net loss                                      $   (92,742)      $   (59,850)    $ (1,773,029)
     Noncash items Included in net loss
     Impairment                                         40,000                            290,000
     Depreciation and amortization                       2,515             2,526           10,547
     Common stock issued for services                                                     902,237
     Increase (decrease) in:
     Accounts payable                                   (4,099)            6,170            9,105
     Other current liabilities
                                                   -------------     -------------   ---------------

Net cash (used) provided
       by operating activities                         (54,326)          (51,154)        (561,140)
                                                   -------------     -------------   ---------------

Cash flows from investing activities
     Advances to investments                            15,152           (15,152)
     Purchase of property and equipment                                   (4,312)         (12,577)
     Increase in organization costs                                                          (613)
                                                   -------------     -------------   ---------------

Net cash used by investing activities                   15,152           (19,464)         (13,190)
                                                   -------------     -------------   ---------------

Cash flows from financing activities
     Sale of common stock                                1,000             5,000          467,500
     Capital contributions                                                29,450           54,215
     Increase in note payable                           46,408            43,764           70,407
                                                   -------------     -------------   ---------------

Net cash provided by financing activities               47,408            78,214          592,122
                                                   -------------     -------------   ---------------

Net increase (decrease) in cash                          8,234             7,596           17,792

Cash, beginning                                          9,558             1,962
                                                   -------------     -------------   ---------------

Cash, ending                                       $    17,792       $     9,558     $     17,792
                                                   =============     =============   ===============

                     See the Notes to Financial Statements.
                                     - F-5-

                        WESTMONT VENTURE RESOURCES, INC.
                      STATEMENTS OF CASH FLOWS (CONTINUED)
                            YEARS ENDED JUNE 30, 2006
               AND INCEPTION (SEPTEMBER 20, 2000) TO JUNE 30, 2006

                                                                  Inception
                                                             (September 9, 2000)
                                             2006      2005    to June 30, 2006

Supplemental disclosures of cash flow
     information
          Cash paid during the year for
               Interest                    $ 2,478                 $   4,611
               Income taxes                                              129

Schedule of noncash investing
    and financing transactions
          Intellectual property acquired
          By capital contribution                                  $ 250,000

         Investment acquired
         By issuance of common stock                               $  40,000

         Issuance of common stock
         For debt                          $66,529                 $  66,529













                       See Notes to Financial Statements.
                                      -F-6-

                           WESTMONT VENTURE RESOURCES
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1:  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION OF BUSINESS

The Company was incorporated in the State of Delaware on September 9, 2000.

The Company is a Business Development Company and majority investor in a subsidiary which provides internet website hosting and related services to its clients. Prior to becoming a Business Development Company the subsidiary was consolidated.

On January 1, 2006, the subsidiary was spun-off in an exchange with the minority shareholder in exchange for his minority interest in the company. This resulted in the company holding a 19.9% interest in the investment. On March 21, 2006, after reviewing the operations of the investment, the company took an impairment loss.

The Company has not achieved significant revenue and is a development stage company,

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements through 2004 include the accounts of Westmont Venture Resources, Inc. and its subsidiary ePaxsys, Inc, collectively the "Company." Intercompany transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting of amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from these estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates are based upon certain market assumptions and pertinent information available to management as of June 30, 2006. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash (bank overdraft) and notes payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

                                      -F-7-

                           WESTMONT VENTURE RESOURCES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 1:  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COMPREHENSIVE INCOME

Statement of Financial Accounting Standards No. 130, REPORTING COMPREHENSIVE INCOME, ESTABLISHED REQUIREMENTS FOR DISCLOSURE OF COMPREHENSIVE INCOME (LOSS.) The Company did not have any components of comprehensive income (loss) to report.

CASH EQUIVALENTS

The Company maintains a cash balance in a non-interest bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided primarily by the straight line method over the estimated useful lives of the related assets of three to ten years.

INTELLECTUAL PROPERTY

Intellectual property is carried at cost. As of June 30, 2006, the intangible assets have not been amortized. The Intellectual Property consists of Data Encryption Codes that the company has not utilized. Amortization was planned when the Intellectual Property is placed into service. Amortization of these items was provided using the straight-line method over the estimated useful lives of the related assets of fifteen years. However, the Intellectual Property has not been completed and an impairment loss has been recognized.


NET LOSS PER SHARE

SFAS No. 128 EARNING PER SHARE, requires dual presentation of basic and diluted earnings or loss per share ("EPS") for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution; diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

                                      -F-8-

                           WESTMONT VENTURE RESOURCES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 1:  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basic loss per share is computed by dividing net loss applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the company, unless the effect is to reduce a loss or increase earnings per share.

The Company has no potential common stock instruments which would result in a diluted loss per share. Therefore the diluted loss per share is equivalent to basic loss per share.

STOCK BASED COMPENSATION

SFAS No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION, defines a fair-value-based method of accounting for stock based employee compensation plans and transactions in which an entity issues its equity instruments to acquire goods or services from non-employees and encourages but does not require companies to record compensation cost for stock based employee compensation plans at fair value. The Company, at times, issues shares of common stock in payment for services rendered tot eh Company. The estimated fair value of the shares issued approximates the value of the services provided.

The Company accounts for employee stock based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB No. 25") and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's common stock at the date of the grant over the amount an employee must pay to acquire the stock.

REVENUE RECOGNITION

The Company recognizes revenue on the accrual basis as it invoices for services. The company invoices for services in advance on a monthly basis and recognizes the revenue as fully earned at the time of invoicing.

ADVERTISING

Advertising costs are expenses as incurred.


                                      -F-9-

                           WESTMONT VENTURE RESOURCES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 1:  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities re measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates are recognized in the statement of operations in the period that includes the enactment date.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error - an amendment of APB Opinion No. 29." This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the usual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect application of SFAS No. 154 to have a material affect on its financial statements.

SFAS No. 155, Accounting for Certain Hybrid Financial Statements, has been issued by the FASB to amend statement No. 133, Accounting for Derivative Instruments and Hedging Activities and No. 140 Accounting for Transfers and Servicing of Financial Assts and Extinguishments of Liabilities. The Company does not expect application of SFAS No. 155 to have a material affect on its financial statements.

The FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets amending Statement No. 140. The Company does not expect the application of SFAS No. 156 to have any effect on its financial statements.

                                     -F-10-

                           WESTMONT VENTURE RESOURCES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 2 - STOCKHOLDERS' EQUITY

COMMON STOCK

Upon the recommendation of the Board of Directors, the shareholders approved the reverse split of the common shares in the ratio of 24:1 and a change on Par Value from $0.001 to Nor Par Value Stock to be effective March 31, 2006. The effect of the stock split has been recorded retroactively. Also approved at that same time was the authorization to issue warrants to shareholders of record on March 31, 2006 for the purchase of an additional share at a price of $2.00 per share each for each share held on March 31, 2006.

On July 7, 2006 the Board of Directors approved a change in pricing of the warrants and further approved a "springing" warrant to the original warrant structure. The revised warrant structure is for one warrant for each share held on March 31, 2006 at $0.25 per share with the requirement that the warrant be exercised within 30 days from the date of issuance (to be determined) and if exercised within the 30 day period the warrant holder would receive an additional one year warrant to purchase an additional share as a price of $0.50 per share with the option of the company to call the warrant at any time within the one year period.

On June 30, 2006 certain creditors of the company converted their debt and expense claims against the company to common stock at price of $0.25 per share. In addition between March 13, 2006 and June 30, 2006 several individuals acquired shares in the company at the same price of $0.25 per share. The total of all these transactions subsequent to the reverse split established the number of shares issued and outstanding to 1,406,822 as of June 30, 2006.

Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.


PREFERRED STOCK

No Shares of preferred stock have been issued or are outstanding. Dividends, voting rights and other terms, rights, and preferences of the preferred shares have not been designated but may be designated by the Board of Directors from time to time.


                                     -F-11-

                           WESTMONT VENTURE RESOURCES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 3 - INCOME TAXES

There is no provision for income taxes since the company has incurred net operating losses. Income taxes at the federal statutory rate are reconciled to the company's actual income taxes as follows:

                                                      2006             2005

FEDERAL INCOME TAX BENEFIT AT STATUTORY RATE (34%) $ (30,000)        $(20,000)
State income tax benefit net of federal tax effect         -                -
Deferred income tax valuation allowance               30,000           20,000

The Company's deferred tax assets are as follows:

Net operating loss carryforward                    $ 672,000         $642,000
Valuation allowance                                 (672,000)        (642,000)
                                                   ===========       ==========
                                                   $       -         $      -



At June 30, 2006, the Company has net operating loss carryforwards of $1,770,000 which may be available to offset future taxable income through 2024.


NOTE 4 - RELATED PARTY TRANSACTIONS

During the years ended June 30, 2005 and 2006 Certain Directors, Officers, Shareholders, or entities controlled by them have advanced funds to the company in order that certain operating and capital expenses could be paid to the creditors on a timely basis. Except for the amounts due to Santa Fe Business Solutions, the amounts were contributed to capitol. These items are detailed as follows:
                                                                 2006      2005
                                                               --------  -------
         Serendipity Group (Shareholder)                                 $ 4,000
                  (Demand Note @6.75% p.a.)
         Richard G. Robinson (Officer)                         $ 5,000   $ 5,000
                  (Demand Note @6.75% p.a.)
         SVS Enterprises, Inc. (Director - Frank Sularz)                 $19,978
                  (Non-Interest Bearing)
         J. Potcek (Former Officer)                                      $18,786
                  (Non-Interest Bearing)


                                     -F-12-

                        WESTMONT VENTURE RESOURCES, INC.

                              FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2006
                                   (UNAUDITED)


                                TABLE OF CONTENTS

                                                               PAGE

Financial Statements
     Balance Sheet                                             F-13
     Statements of Operations                                  F-14
     Statements of Cash Flows                                  F-15

Notes to Financial Statements                                  F-16

                        WESTMONT VENTURE RESOURCES, INC.
                                  BALANCE SHEET
                           SEPTEMBER 30, 2006 AND 2005


                                     ASSETS
                                                    09/30/2006       06/30/2006
                                                   ---------------  ------------
     CURRENT ASSETS

           Cash                                    $        6,203   $   17,792
           Accounts Receivable                             10,000            0
                                                   ---------------  ------------
     TOTAL CURRENT ASSETS                          $       16,203   $   17,792

     EQUITY INVESTMENTS
           Minority Interests                                                0

     FIXED ASSETS
           Property Plant & Equipment (net)                              2,643

     INTANGIBLE ASSETS
           Intellectual Property                           40,000            O
                                                   ---------------  ------------

     TOTAL ASSETS                                          56,203       20,435
                                                   ---------------  ------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

     LIABILITIES
          Current Liabilities
              Accounts Payable                              9,152        9,105
                                                   ---------------  ------------
         Other Current Liabilities
              Notes Payable                                12,078       25,000
              Interest Payable                              1,097            0
                                                   ---------------  ------------
              Total Other Current Liabilities              13,175       25,000

          Long Term Liabilities
              Note Payable                                 20,000
                                                   ---------------  ------------

     TOTAL LIABILITIES                                     42,327       34,105
                                                   ---------------  ------------

     STOCKHOLDERS' EQUITY
     Preferred stock, $.001 par value, authorized
        10,000,000 share, none issued and outstanding
     Common Stock, no par value, authorized
        50,000,000 shares, issued and outstanding
        12,518,879 shares                               1,756,716    1,756,716
     Accumulated deficit                               (1,733,029)  (1,770,386)
              Net Income                                   (9,813      (13,670)
                                                   ---------------  ------------

     Total Equity                                                       13,875
                                                   ---------------  ------------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    $       56,203   $   20,435
                                                   ---------------  ------------

                        WESTMONT VENTURE RESOURCES, INC.
                             STATEMENT OF OPERATIONS
                   QUARTER ENDING SEPTEMBER 30, 2006 AND 2005


                                                  09/30/2006      09/30/2005
                                                --------------  ---------------
     Revenues                                   $   10,000           3,556

     Operating Expenses                             19,224          22,586
                                                --------------  ---------------

              Income (Loss) from
              Operations                            (9,224)        (19,030)

     Interest Expense                                  589              32

     Net Loss                                       (9,813)        (19,062)
                                                --------------  ---------------

     Basic and diluted loss per share           $    (.001)      $  (0.002)
                                                --------------  ---------------

                        WESTMONT VENTURE RESOURCES, INC.
                             STATEMENT OF CASH FLOWS
                       JULY 1, 2006 TO SEPTEMBER 30, 2006
                       JULY 1, 2005 TO SEPTEMBER 30, 2005


  Operating activities                               09/30/2006      09/30/2005
                                                ---------------   --------------

       Net Loss                                 $      -9,813           -19,062
       Adjustments to reconcile Net Income
       to net cash provided by operations
           Depreciation & Amortization                                    1,256
           Accounts Receivable                        -10,000            -2,426
           Accounts Payable                               652            -7,874
                                                ---------------   --------------
                 Net cash from operations             -19,161           -28,106
                                                ---------------   --------------

  Cash provided by financing activities
        Notes Payable                                   7,078            25,279
         Interest Payable                                 494               784
                                                ---------------   --------------

           Net cash provided by financing
           Activities                                   7,572            26,183
                                                ---------------   --------------

  Net cash increase (decrease) for period             -11,589            -1,923
           Cash at beginning of period                 17,791             9,558

   Cash at end of period                        $       6,203     $       7,635
                                                ---------------   --------------

                           WESTMONT VENTURE RESOURCES
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2006

NOTE 1:  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION OF BUSINESS

The Company was incorporated in the State of Delaware on September 9, 2000.

The Company is a Business Development Company and majority investor in a subsidiary which provides internet website hosting and related services to its clients. Prior to becoming a Business Development Company the subsidiary was consolidated.

On January 1, 2006, the subsidiary was spun-off in an exchange with the minority shareholder in exchange for his minority interest in the company. This resulted in the company holding a 19.9% interest in the investment. On March 21, 2006, after reviewing the operations of the investment, the company took an impairment loss.

The Company has not achieved significant revenue and is a development stage company.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements through 2004 include the accounts of Westmont Venture Resources, Inc. and its subsidiary ePaxsys, Inc, collectively the "Company." Intercompany transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting of amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from these estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates are based upon certain market assumptions and pertinent information available to management as of September 30, 2006. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash (bank overdraft) and notes payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

                                     -F-16-

                           WESTMONT VENTURE RESOURCES
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2006

NOTE 1:  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COMPREHENSIVE INCOME

Statement of Financial Accounting Standards No. 130, REPORTING COMPREHENSIVE INCOME, ESTABLISHED REQUIREMENTS FOR DISCLOSURE OF COMPREHENSIVE INCOME (LOSS.) The Company did not have any components of comprehensive income (loss) to report.

CASH EQUIVALENTS

The Company maintains a cash balance in a non-interest bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided primarily by the straight line method over the estimated useful lives of the related assets of three to ten years.

INTELLECTUAL PROPERTY

Intellectual property is carried at cost. As of September 30, 2006, the intangible assets have not been amortized. The Intellectual Property consists of Data Encryption Codes that the company has not utilized. Amortization was planned when the Intellectual Property is placed into service. Amortization of these items was provided using the straight-line method over the estimated useful lives of the related assets of fifteen years. However, the Intellectual Property has not been completed and an impairment loss has been recognized.


NET LOSS PER SHARE

SFAS No. 128 EARNING PER SHARE, requires dual presentation of basic and diluted earnings or loss per share ("EPS") for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution; diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

                                     -F-17-

                           WESTMONT VENTURE RESOURCES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 1:  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basic loss per share is computed by dividing net loss applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the company, unless the effect is to reduce a loss or increase earnings per share.

The Company has no potential common stock instruments which would result in a diluted loss per share. Therefore the diluted loss per share is equivalent to basic loss per share.

STOCK BASED COMPENSATION

SFAS No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION, defines a fair-value-based method of accounting for stock based employee compensation plans and transactions in which an entity issues its equity instruments to acquire goods or services from non-employees and encourages but does not require companies to record compensation cost for stock based employee compensation plans at fair value. The Company, at times, issues shares of common stock in payment for services rendered tot eh Company. The estimated fair value of the shares issued approximates the value of the services provided.

The Company accounts for employee stock based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB No. 25") and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's common stock at the date of the grant over the amount an employee must pay to acquire the stock.

REVENUE RECOGNITION

The Company recognizes revenue on the accrual basis as it invoices for services. The company invoices for services in advance on a monthly basis and recognizes the revenue as fully earned at the time of invoicing.

ADVERTISING

Advertising costs are expenses as incurred.


                                     -F-18-

                           WESTMONT VENTURE RESOURCES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 1:  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities re measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates are recognized in the statement of operations in the period that includes the enactment date.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error - an amendment of APB Opinion No. 29." This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the usual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect application of SFAS No. 154 to have a material affect on its financial statements.

SFAS No. 155, Accounting for Certain Hybrid Financial Statements, has been issued by the FASB to amend statement No. 133, Accounting for Derivative Instruments and Hedging Activities and No. 140 Accounting for Transfers and Servicing of Financial Assts and Extinguishments of Liabilities. The Company does not expect application of SFAS No. 155 to have a material affect on its financial statements.

The FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets amending Statement No. 140. The Company does not expect the application of SFAS No. 156 to have any effect on its financial statements.

                                     -F-19-

                           WESTMONT VENTURE RESOURCES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


NOTE 2 - STOCKHOLDERS' EQUITY

COMMON STOCK

Upon the recommendation of the Board of Directors, the shareholders approved the reverse split of the common shares in the ratio of 24:1 and a change on Par Value from $0.001 to Nor Par Value Stock to be effective March 31, 2006. The effect of the stock split has been recorded retroactively. Also approved at that same time was the authorization to issue warrants to shareholders of record on March 31, 2006 for the purchase of an additional share at a price of $2.00 per share each for each share held on March 31, 2006.

On July 7, 2006 the Board of Directors approved a change in pricing of the warrants and further approved a "springing" warrant to the original warrant structure. The revised warrant structure is for one warrant for each share held on March 31, 2006 at $0.25 per share with the requirement that the warrant be exercised within 30 days from the date of issuance (to be determined) and if exercised within the 30 day period the warrant holder would receive an additional one year warrant to purchase an additional share as a price of $0.50 per share with the option of the company to call the warrant at any time within the one year period.

The total shares outstanding are 1,456,430 at September 30, 2006.

Dividends may be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.


PREFERRED STOCK

No Shares of preferred stock have been issued or are outstanding. Dividends, voting rights and other terms, rights, and preferences of the preferred shares have not been designated but may be designated by the Board of Directors from time to time.


                                     -F-20-

PART III

ITEM 1. INDEX TO EXHIBITS


EXHIBIT NO.        DESCRIPTION
3.1                Articles of Incorporation of Westmont Venture Resources, Inc.
                   filed with the Delaware Secretary of State on September 8, 2006.

3.2                Bylaws of Westmont Venture Resources, Inc.

21.1               List of Subsidiaries of Westmont Venture Resources, Inc.


ITEM 2.  DESCRIPTION OF EXHIBITS

See Item 1 above.

                                   SIGNATURES:

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: January 31, 2007

                                            WESTMONT VENTURE RESOURCES, INC.

                                            /s/Frank D. Sularz
                                            ____________________________________
                                            Frank D. Sularz, President